Exhibit 99.1

THE GENERATION ESSENTIALS GROUP AND BLACK SPADE ACQUISITION II CO COMPLETE
BUSINESS COMBINATION

-	The Generation Essentials Group’s Class A Ordinary Shares and Warrants to Begin Trading on the New York Stock Exchange and NYSE American on June 5, 2025, under Ticker Symbols “TGE” and “TGE WS”, Respectively.

June 4, 2025 - The Generation Essentials Group (“TGE”), an entity jointly established by AMTD Group, AMTD IDEA Group (NYSE: AMTD; SGX: HKB) and AMTD Digital Inc. (NYSE: HKD), and Black Spade Acquisition II Co (NASDAQ: BSII) (“Black Spade II”) are pleased to confirm the completion of their previously announced business combination (the “Business Combination”). The listed company following the Business Combination is TGE, and its Class A ordinary shares and warrants will commence trading on the New York Stock Exchange and NYSE American under the ticker symbols “TGE” and “TGE WS”, respectively, on June 5, 2025.

The announcement of the completion of the Business Combination comes after Black Spade II’s shareholders voted to approve the transaction on May 30, 2025. As a result of the Business Combination, Black Spade II became a wholly owned subsidiary of TGE and is expected to be delisted from The Nasdaq Stock Market LLC.

Dr. Feridun Hamdullahpur, Chairman of the Board of The Generation Essentials Group, said: “This is about the successful listing of a comprehensive and diversified global media, entertainment, and hospitality play; the emergence of a worldwide operator in top-tier world “media” including L’Officiel and The Art Newspaper, “entertainment” including motion pictures, and “space” including coffee shops and hotels. I want to thank the Black Spade II team for their partnership and efficient handling of the deal process. With our two existing listed companies already under the NYSE banner, this third listing will offer a unique platform that brings together fashion, art, media, movies, entertainment, and hospitality under one global roof: TGE. We are now long-term partners with Black Spade, and there are numerous opportunities for cross-collaboration and mutual support on our journey towards building a world-leading media and entertainment company. On behalf of the Board of Directors, I would like to express my gratitude to everyone involved in bringing this innovative concept to fruition in record time.”

Mr. Dennis Tam, Chairman and Co-CEO, Black Spade Acquisition II Co, said: “We are pleased to announce the successful completion of our merger, marking a significant milestone in bringing value for all our shareholders. In TGE's business footprint across fashion & art, media and hospitality, we saw an ideal match with our entertainment DNA. I would like to thank the TGE management team for their leadership, vision and efficiency in bringing this deal to fruition, and we look forward to the company's next chapter as a public company under their ticker symbol 'TGE', as they continue their exciting journey in the media and entertainment sector globally.”

Additional information about the transaction, including a copy of the business combination agreement, is available in Black Spade II’s Current Report on Form 8-K, filed on January 27, 2025 with the Securities and Exchange Commission (“SEC”) at www.sec.gov.

More information about the transaction is available in TGE’s registration statement on Form F-4 which includes Black Spade II’s proxy statement and TGE’s prospectus in relation to the business combination, which was first filed with the SEC on April 11, 2025.

From the left: Mr. Richard Taylor, Co-CEO, Black Spade Acquisition II Co, Mr. Kester Ng, Co-CEO, Black Spade Acquisition II Co, Mr. Dennis Tam, Chairman and Co-CEO, Black Spade Acquisition II Co, Mr. Lawrence Ho, Founder, Black Spade Capital, Mr. Calvin Choi, Founder and Director, The Generation Essentials Group, Dr. Feridun Hamdullahpur, Co-Chairperson of the Board of Directors, The Generation Essentials Group and Mr. Giampietro Baudo, CEO, The Generation Essentials Group

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About The Generation Essentials Group (formerly known as World Media and Entertainment Universal Inc.)

The Generation Essentials Group, jointly established by AMTD Group, AMTD IDEA Group (NYSE: AMTD; SGX: HKB) and AMTD Digital Inc. (NYSE: HKD), is headquartered in France and focuses on global strategies and developments in multi-media, entertainment, and cultural affairs worldwide as well as hospitality and VIP services. TGE comprises L’Officiel, The Art Newspaper, movie and entertainment projects. Collectively, TGE is a diversified portfolio of media and entertainment businesses, and a global portfolio of premium properties.

About Black Spade Acquisition II Co

Black Spade Acquisition II Co (“Black Spade II”) is a blank check company incorporated for the purpose of effecting a business combination (Special Purpose Acquisition Company or SPAC). Listed on The Nasdaq Stock Market LLC , Black Spade II was founded by Black Spade Capital, which runs a global portfolio consisting of a wide spectrum of cross-border investments, and consistently seeks to add new investment projects and opportunities to its portfolio. Black Spade II is Black Spade Capital’s second SPAC. Black Spade Capital’s first SPAC completed its business combination with VinFast Auto Ltd., a Vietnamese electric vehicle company, in August 2023. At the time, it was the third largest ever de-SPAC by deal value (based on Dealogic data available through April 2024).

About AMTD Group

AMTD Group is a conglomerate with a core business portfolio spanning across media and entertainment, education and training, and premium assets and hospitality sectors.

About AMTD IDEA Group

AMTD IDEA Group (NYSE: AMTD; SGX: HKB) represents a diversified institution and digital solutions group connecting companies and investors with global markets. Its comprehensive one-stop business services plus digital solutions platform addresses different clients’ diverse and inter-connected business needs and digital requirements across all phases of their life cycles. AMTD IDEA Group is uniquely positioned as an active super connector between clients, business partners, investee companies, and investors, connecting the East and the West. For more information, please visit www.amtdinc.com or follow us on X (formerly known as “Twitter") at @AMTDGroup.

About AMTD Digital Inc.

AMTD Digital Inc. (NYSE: HKD) is a comprehensive digital solutions platform headquartered in France. Its one-stop digital solutions platform operates key business lines including digital media, content and marketing services, investments as well as hospitality and VIP services. For AMTD Digital’s announcements, please visit https://ir.amtdigital.net/investor-news.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the beliefs, plans, and expectations of Black Spade II, TGE, AMTD IDEA Group and/or AMTD Digital, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the filings of Black Spade II, TGE, AMTD IDEA Group and AMTD Digital with the SEC. All information provided in this press release is as of the date of this press release, and none of Black Spade II, TGE, AMTD IDEA Group and AMTD Digital undertakes any obligation to update any forward-looking statement, except as required under applicable law.

Contact:

The Generation Essentials Group
Investor Relations	Email: tge@amtd.world

Black Spade Acquisition II Co
Investor Relations	Emails: ir@blackspadeacquisitionii.com

AMTD IDEA Group
Investor Relations	Email: ir@amtdinc.com

AMTD Digital Inc.
IR Office	Email: ir@amtdigital.com

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